Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

February 14, 2012

Via EDGAR

Ms. Kathy Cherko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MTB Group of Funds
File Nos. 811-05514 and 033-20673

Dear Ms. Cherko:

On behalf of the MTB Group of Funds (the “Registrant”) and each series of the Registration (collectively, the “Funds”), below you will find the Registrant’s responses to your follow-up comments to the Registrant’s response letter, dated January 4, 2012,  conveyed by you via telephone to me with regard to the Registrant’s Annual Report to Shareholders for period ended April 30, 2011 and the Registrant’s Annual Report to Shareholders of the MTB Managed Allocation Fund – Moderate Growth II for the period ended December 31, 2010 (collectively, “Shareholder Reports”).

Below we have restated your comments (in italics) and have provided the Registrant’s response to each comment.

1.
Comment:  The Concentration Risk discussion in note 5 of the Notes to Financial Statements for the Money Market Funds, states that “at April 30, 2011, Tax-Free Money Market Fund was invested 29.2% in Pennsylvania and 31.2% in New York state.  Provide risk disclosures addressing the Tax-Free Money Market Fund’s significant investments in Pennsylvania and New York.

Response:  We will include appropriate risk disclosures regarding the Tax-Free Money Market Fund’s significant investments in Pennsylvania and New York as follows:  “The Fund will be more susceptible to any economic, business, political or other developments which generally affect securities issued by issuers in Pennsylvania and in New York.”

Ms. Kathy Cherko
U.S. Securities and Exchange Commission
February 14, 2012

2.
Comment:  With respect to the Annual Report for the MTB Managed Allocation Fund – Moderate Growth II, note 4 of the Notes to Financial Statements provides that the Dividend Income from Affiliated Funds during the year ended December 31, 2010 totaled $419,194.  However, on the Statement of Operations, the Dividends from affiliated investment companies for the same time period is listed as $354,785.  Please explain or correct the discrepancy.

Response:  The disclosure in note 4 of the Notes to Financial Statements includes both the dividends from affiliated investment companies and realized gain distributions received from affiliated investment companies to total $419,194.  Therefore, on the Statement of Operations, adding the dividends from affiliated investment companies under “Investment Income” (totaling $354,785) with realized gain distributions received from affiliated investment companies under “Realized and Unrealized Gain (Loss) on Investments” (totaling $64,409) equals $419,194.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Shareholder Reports, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8429 or in my absence, Cillian Lynch at (202) 419-8416.

Very truly yours,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Jeffrey M. Seling
Alison M. Fuller, Esquire
Cillian M. Lynch, Esquire